Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITY TELECOM (H.K.) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

OVERSEAS REGULATORY ANNOUNCEMENT

This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Please refer to the attached announcement released to the other stock exchanges on which the Company is listed in relation to the Company’s Tender Offer Expiration for its 8.75% Senior Notes due 2015.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary

Hong Kong, 24 April 2009

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer) and Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director of the Company is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors of the Company are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

For Immediate Release

Offer to Purchase and Consent Solicitation of City Telecom has expired

Hong Kong, April 24, 2009 – City Telecom (H.K.) Limited (the “Company”, SEHK : 1137, NASDAQ : CTEL), a corporation incorporated under the laws of Hong Kong, today announced that its tender offer to purchase for cash and consent solicitation (the “Offer to Purchase and Consent Solicitation”) in respect of its outstanding US$89,353,000 of aggregate principal amount of 8.75% Senior Notes Due 2015 (the “Notes”) expired as of 11:59 p.m., New York City time, on April 23, 2009.

As of business close, New York City time, on April 23, 2009, the Company has received Consents and tenders of Notes totaling principal amount of US$16,928,000, representing approximately 18.9% of the outstanding principal amount of Notes.

Subject to the terms of the Offer to Purchase and Consent Solicitation, the Company announces that the conditions of the Offer to Purchase and Consent Solicitation have been satisfied and that all Notes tendered to it will be accepted for purchase. On or prior to 5:00 p.m., New York City time, on April 27, 2009 (the “Payment Date”), each tendering and consenting Holder will receive the Total Consideration or the Tender Consideration, as applicable, plus accrued and unpaid interest on such tendered Notes up to but excluding the Payment Date. The Third Supplemental Indenture for which the Company was soliciting consents has not been executed because the requisite consents were not received.

About City Telecom (H.K.) Limited

Established in 1992, City Telecom (H.K.) Limited (SEHK: 1137, NASDAQ: CTEL) provides integrated telecommunications services in Hong Kong. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is in the process of expanding its next generation network to 2.0mn homes pass. HKBN has achieved an aggregate Voice, Broadband (symmetric 25Mbps up to 1Gbps), IP-TV and Corporate data services base in excess of 872,000 subscriptions. Additional information on City Telecom can be found at www.ctigroup.com.hk. The information contained in or linked to the Company’s website is not, and is not intended to be, a part of the Offer to Purchase and Consent Solicitation Statement.